EXHIBIT 11.1

Quaker City Bancorp, Inc.

Computation of Earnings Per Share

		Three Months Ended March 31, 2003	Nine Months Ended March 31, 2003
A	Average common shares outstanding	6,284,135	6,340,838

B	Net earnings for period	$5,823,000	$17,062,000

	Basic earnings per share [ B / A ]	$0.93	$2.69

	Common share equivalents:

C	Average stock options outstanding	667,207	764,004

D	Average option exercise price	$16.33	$15.14

E	Exercise proceeds [ C x D ]	$10,895,490	$11,567,021

F	Tax benefit on non-qualified options	$4,375,615	$4,896,842

G	Total exercise proceeds [ E + F ]	$15,271,105	$16,463,863

H	Average market price in period	$33.87	$34.09

I	Shares repurchased at market price [ G / H ]	450,874	482,953

J	Increase in common shares [ C—I ]	216,333	281,051

K	Shares outstanding and equivalents [ A + J ]	6,500,468	6,621,889

L	Net earnings for period	$5,823,000	$17,062,000

	Diluted earnings per share [ L / K ]	$0.90	$2.58